15047487

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH., D.C.
201

SEC FILE NUMBER
8- 68003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOUT CAUSEY CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 RIDGEBROOK ROAD
(No. and Street)

SPARKS (City) MD (State) 21152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER HELMRATH (410) 785-8049
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH ELLIOTT KEARNS & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

480 NORTH POTOMAC STREET (Address) HAGERSTOWN (City) MD (State) 21740 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER HELMRATH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOUT CAUSEY CAPITAL CORPORATION, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER DIPPEL NOTARY PUBLIC HARFORD CO., MD

Signature

PRESIDENT

Title

Jennifer Dippel - My commission expires 12/30/17

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOUT CAUSEY CAPITAL CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2014

CONTENTS

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

To the Board of Directors
Stout Causey Capital Corporation

We have audited the accompanying financial statements of Stout Causey Capital Corporation (a Maryland corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stout Causey Capital Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stout Causey Capital Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Schedule I – Computation of net capital and required net capital and Schedule II – Reconciliation between audited and unaudited statements of financial condition have been subjected to audit procedures performed in conjunction with the audit of Stout Causey Capital Corporation's financial statements. The supplemental information is the responsibility of Stout Causey Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 24, 2015

Stout Causey Capital Corporation

Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	1,162,412
Accounts receivable, net of allowance of $42,813		263,402
Other Assets		
Deposits		6,134
Total Assets	$	1,431,948
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliate	$	163,883
Accrued bonus		650,000
Total Liabilities	$	813,883
Stockholder's Equity		
Common stock, par value $1.00, 100,000 shares authorized, 8,650 shares issued and outstanding	$	8,650
Paid in capital		1,076,437
Accumulated deficit		(467,022)
Total Stockholder's Equity		618,065
Total Liabilities and Stockholder's Equity	$	1,431,948

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Operations
For the Year Ended December 31, 2014

Fee Income	$ 4,165,574
Miscellaneous Income	29,831
Total Income	4,195,405
Expenses	
Salaries and payroll taxes	1,823,509
Other employee expenses	40,131
Other operating expenses	905,479
Total Expenses	2,769,119
Net Income	$ 1,426,286

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Paid In Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance at December 31, 2013	$ 8,650	$ 1,076,437	$ (743,308)	$ 341,779
Net Income	-	-	1,426,286	1,426,286
Distributions to Stockholders	-	-	(1,150,000)	(1,150,000)
Balance at December 31, 2014	$ 8,650	$ 1,076,437	$ (467,022)	$ 618,065

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows From Operating Activities		
Net income	$	1,426,286
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Accounts receivable		(197,678)
Other assets		(1,614)
Due to/from affiliate		55,538
Accrued expenses		(23,686)
Accrued bonus		400,004
Net Cash Provided by Operating Activities		1,658,850
Cash Flows From Financing Activities		
Distributions to stockholders		(1,150,000)
Net change in Cash and Cash Equivalents		508,850
Cash and Cash Equivalents, beginning of year		653,562
Cash and Cash Equivalents, end of year	$	1,162,412

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stout Causey Capital Corporation (the Company) was incorporated in the State of Maryland and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SC&H Group, Inc. (the Parent).

Revenue Recognition

The Company provides consulting services related to mergers and acquisitions and business performance enhancement to organizations. The Company works on both a contingent fee and hourly fee basis. For contingent fee services, revenue is recognized upon settlement of a transaction. Hourly fees are billed on a monthly basis and revenue is recognized upon issuance of an invoice.

Cash and Credit Risk

The Company defines cash equivalents as cash held in checking accounts.

Cash held in banks may at times be in excess of the Federal Deposit Insurance Corporation insurance limit and management considers those circumstances to be a normal business risk.

Accounts Receivable

Accounts receivable represents hourly fees earned on activities that occurred prior to and to be paid after December 31, 2014.

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty days after they are billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectable are written off as bad debts. Based on management's review, an allowance for doubtful accounts of $42,813 has been recorded as of December 31, 2014.

Income Taxes

The Company is a Qualified Sub-Chapter S-Corporation, thus income is passed through to the Parent. The Parent is an S-Corporation for Federal and State income tax purposes. In lieu of corporation income taxes, the stockholders of the S-Corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont'd.

Income Taxes – cont'd.

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2014, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements. Generally, the tax years before 2011 are no longer subject to examination by Federal, State or local taxing authorities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The Rule provides that minimum net capital shall exceed the greater of $5,000 or 6.67% (1/15th) of aggregated indebtedness and that aggregate indebtedness shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of December 31, 2014, net capital is $348,529 and aggregate indebtedness is $813,883. Therefore, 6.67% of aggregate indebtedness, or $54,286, is greater than $5,000 and the Company has excess net capital of $294,243. Additionally, the Company's aggregated indebtedness of $813,883 is less than the maximum allowed of $5,227,935, or 15 times net capital. As of December 31, 2014, the Company is in compliance with these rules.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. Certain personnel expenses are charged to the Company. During the year ended December 31, 2014, personnel costs totaling $1,823,509 were charged to the Company.

The Parent pays all indirect expenses of the Company, which are then reimbursed by the Company. The Company maintains an intercompany balance with the Parent and is responsible for settling all liabilities to the Parent for the Company's portion of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company maintains an operating cash account from which all direct expenses of the Company are paid. From time to time, the Company will advance cash to the Parent company.

At December 31, 2014, the Company owed $163,883 for reimbursement of various shared services. The payable is reported as "Due to affiliate" in the Company's statement of financial condition and is expected to be paid in full in 2015.

4. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to December 31, 2014 through February 24, 2015, the date these financial statements were issued. Based on the definitions and requirements of generally accepted accounting principles, management has not identified any events that have occurred subsequent to December 31, 2014 and through February 24, 2015, that require recognition or disclosure in the financial statements.

Stout Causey Capital Corporation

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 For the Year Ended December 31, 2014

Net Capital		
Total Capital Funds	$	618,065
Deductions		
Non-allowable receivables		(269,536)
Net Capital		348,529
Minimum Net Capital		54,286
Excess Net Capital	$	294,243
Total Aggregate Indebtedness	$	813,883
Ratio of Aggregate Indebtedness to Net Capital (maximum 15.00)		2.34

Stout Causey Capital Corporation
Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition
For the Year Ended December 31, 2014

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited Focus Report Part IIA filed as of December 31, 2014.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors
Stout Causey Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stout Causey Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stout Causey Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Stout Causey Capital Corporation stated that Stout Causey Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Stout Causey Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stout Causey Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 24, 2015

Stout Causey Capital Corporation
Exemption Report
For the Year Ended December 31, 2014

The Company is exempt from the provisions of 17 C.F.R. §15c3-3(k). The activities of the Company are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule. The Company met the identified exemption provisions throughout the period January 1, 2014 to December 31, 2014, without exception.

Stout Causey Capital Corporation
Christopher Helmrath

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7) FOR THE YEAR ENDED DECEMBER 31, 2014

To the Board of Directors
Stout Causey Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Stout Causey Capital Corporation (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including Analysis of Deduction on SIPC-7, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Analysis of Deduction on SIPC-7 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 24, 2015